UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109		13D

1	Names of Reporting Persons Joel M. Glazer Irrevocable Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,606,980

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,606,980

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,606,980

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 37.8%

14	Type of Reporting Person OO

CUSIP No. Y75638109		13D

1	Names of Reporting Persons Joel M. Glazer

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,606,980

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,606,980

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,606,980

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 37.8%

14	Type of Reporting Person IN

CUSIP No. Y75638109		13D

1	Names of Reporting Persons JMGT Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,196,604

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,196,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,196,604

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.9%

14	Type of Reporting Person OO (limited liability company)

CUSIP No. Y75638109		13D

1	Names of Reporting Persons RECO Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO (limited liability company)

CUSIP No. Y75638109	13D

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.         Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1)                                     Joel M. Glazer Irrevocable Exempt Trust (the “Trust”);

2)                                     JMGT Holdings LLC (the “LLC”);

3)                                     Joel M. Glazer (the “Trustee”) and

4)                                     RECO Holdings LLC (“RECO LLC”).

The Trust is organized in the State of Nevada. Each of the LLC and RECO LLC is organized in the State of Delaware. The Trustee is a citizen of the United States of America and is the trustee of the Trust. The business address for each of the Reporting Persons is c/o Manchester United plc, Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA.

The present principal occupation of the Trustee is Executive Co-Chairman and Director of the Issuer and Co-Chairman of the Tampa Bay Buccaneers. Each of the LLC and RECO LLC was formed for the purposes of holding shares of the Issuer, and the sole member of each is the Trust.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

As described in Item 4, on October 30, 2018 the Joel M. Glazer Irrevocable Exempt Trust (the “Trust”) purchased 900,000 Class B ordinary shares of the Issuer and RECO LLC purchased

CUSIP No. Y75638109	13D

100,000 Class B ordinary shares of the Issuer for aggregate consideration of $21,060,000 using funds managed by the Trust and RECO LLC.

Item 4.         Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On October 30, 2018, the Trust purchased 900,000 Class B ordinary shares of the Issuer and RECO LLC purchased 100,000 shares of the Issuer, in each case at a purchase price of $21.06 per share from the Bryan G. Glazer Irrevocable Exempt Trust in a privately negotiated transaction.

Item 5.         Interest in Securities of the Issuer.

Item 5 is hereby is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 40,526,390 Class A ordinary shares outstanding as of September 28, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Joel M. Glazer Irrevocable Exempt Trust	23,606,980	37.8%	0	23,606,980	0	23,606,980
Joel M. Glazer	23,606,980	37.8%	0	23,606,980	0	23,606,980
JMGT Holdings LLC	12,196,604	23.9%	0	12,196,604	0	12,196,604
RECO Holdings LLC	100,000	0.2%		100,000	0	100,000

The LLC, the Trust and RECO LLC are the record holders of 10,488,990, 11,310,376 and 100,000 Class B ordinary shares, respectively, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder. The LLC is the record holder of 1,707,614 Class A ordinary shares. The Trust is the sole member of each of the LLC, and RECO LLC and in such capacity may be deemed to beneficially own the shares held of record by each of them. The Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust, the LLC and RECO LLC.

CUSIP No. Y75638109	13D

(c)                                  Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)                                 None.

(e)                                  Not applicable.

Item 7.         Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended to replace the Joint Filing Agreement previously filed as Exhibit 1 with the Joint Filing Agreement filed herewith.

Exhibit Number	Description
1	Joint Filing Agreement.

CUSIP No. Y75638109	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 1, 2018

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

Joel M. Glazer

/s/ Joel M. Glazer
Name:	Joel M. Glazer

JMGT Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee

RECO Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name:	Joel M. Glazer
Title:	Trustee